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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2020

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

41803.00100

EMBRAER S.A.
PUBLIC COMPANY
CNPJ/ME: 07.689.002/0001-89
NIRE: 35.300.325.761

NOTICE TO THE MARKET

Embraer informs the market and the general public that, as part of its diligent management of indebtedness and liquidity, it has finalized the terms of contracts for working capital and export financing of a total of up to US$ 600 million, with up to four years until maturity.

An amount of up to US$ 300 million will be financed via the Brazilian National Bank of Economic and Social Development (BNDES), and the remaining value of up to US$ 300 million will come from private and public banks, maintaining the proportion of 50/50.

These working capital financial lines, generally available to exporting companies, will further reinforce the cash position of the Company, guaranteeing funds from the production phase through the moment of product shipment for the export market.

This type of operation is exclusively debt and does not alter the shareholding structure of Embraer. The Company will continue to evaluate additional forms of financing in order to maintain a long-term indebtedness profile conducive to its business cycle.

São José dos Campos, June 15, 2020

Antonio Carlos Garcia

Executive Vice President of Finance and Investor Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 15, 2020

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations

41803.00100